UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evergreen International Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

684058100
(CUSIP Number)

Ying Li, Esq.

1450 Broadway, 26th Floor

New York, NY 10018

(212) 530-2210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Tan Ying Lok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,258,850
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 7,258,850
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,258,850 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 98.75%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*Percentage calculated based on the total number of 7,350,540 shares of common stock outstanding as of July 27, 2018 which is also the total number of outstanding common stock of the Issuer at the time of the transaction which requires filing of this Statement.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Evergreen International Corp., a corporation organized under the laws of the State of Delaware (“Issuer”), with a principal executive office located at 2295 N.W. Corporate Blvd., Suite 230, Boca Raton, FL 33431

Item 2. Identity and Background.

(a) This Statement is being filed by Tan Ying Lok.

(b) The address of the Reporting Person is No 512, Jalan Meranti, Pandamaran, 42000, Pelabuhan Klang, Selangor, Malaysia.

(c) The current principal occupation of the Reporting Person is office designer at Digitech Sales & Services, an office furniture and equipment sales business located at Sdn Bhd, No61A, Bround Floor, Batu 1 ½ , Off Jalan Meru, 41010 Klang Selangor, Malaysia.

(d) & (e) During the last five years, (i) the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Tan Ying Lok is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Consideration.

On June 22, 2018, the Issuer (f/k/a Arbor EnTech Corporation) entered into a Stock Purchase Agreement (the “SPA”) with Tan Ying Lok and those selling stockholders listed on Schedule A of the SPA, pursuant to which Tan Ying Lok agreed to acquire 7,258,750 shares of Common Stock representing 98.75% of the Issuer’s issued and outstanding common stock for $325,000. The source of funds used by Tan Ying Lok to purchase the shares of Common Stock was personal funds. The transaction closed on July 27, 2018.

Item 4. Purpose of Transaction.

Tan Ying Lok entered into the transaction for the purpose of acquiring of a controlling share of the Issuer and causing a change in control and composition of the Board of Directors of the Issuer. As a result of this transaction, Mr. Brad Houtkin will resign from his positions as President, CEO, Treasurer and Director of the Issuer, Mr. Michael Houtkin will resign as the Secretary and Director of the Issuer, and Ms. Sherry Houtkin will resign as the Director of the Issuer. Further, the Board of Directors of the Issuer appointed Jiangou Wei as the sole Director, CEO, President and Treasurer of the Issuer and Ge Gao as the Corporate Secretary of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5. Tan Ying Lok purchased 7,258,750 shares of Common Stock which represent 98.75% of the issued and outstanding capital stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 6. Other than as described in this Statement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	Stock Purchase Agreement, dated June 22, 2018, between Arbor Entech Corporation, Tan Ying Lok, and the selling stockholders set forth on Exhibit A. (1)

(1) Previously filed as an exhibit to the Issuer’s current report Form 8-K (SEC File No. 0-30432) filed on or about July 27, 2018, and incorporated herein by this reference.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: August 10, 2018	/s/ Tan Ying Lok
Tan Ying Lok

5